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                                                                   Exhibit 8(l)

Dear [insert Manager Name here]

Please be advised that as of March 10, we will no longer be using the American Skandia Life Assurance Corporation (ASLAC) name on any and all materials, both printed and electronic versions. This name will be replaced in whole with Prudential Annuities Life Assurance Corporation.

In addition, American Skandia Marketing and American Skandia Investment
Services Inc will also be changed to reflect the new legal entities of Prudential Annuities Distributors and AST Investment Services Inc, respectively.

Please review your website, IVR, marketing material and other public-facing information and take the necessary steps to remove all references to American Skandia, including the American Skandia umbrella logo. If you require new Prudential logos to replace those branded as American Skandia, please notify me directly via email or phone.

This matter is extremely important. If you are not the correct individual within your firm to address these changes, please notify me of the correct contact person to work with to get these changes made in a timely manner.

Thank you for the opportunity to work with you and your firm today as we continue our relationship together.

Sincerely,

Wm. T. Holsworth
Director, Investment Management
P) 203.925.6976
TF) 800.628.6039 x56976
F) 203.402.1363
William.Holsworth@Prudential.com